GLEN Y. SATO (650) 843-5502 gsato@cooley.com	VIA EDGAR

December 18, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Dynavax Technologies Corporation

    Form 10-K for Fiscal Year Ended December 31, 2008

    Filed March 6, 2009

    Schedule 14A, Filed April 3, 2009

    File No. 001-34207

Ladies and Gentlemen:

On behalf of our client, Dynavax Technologies Corporation (the “Company”), and in response to a letter dated December 16, 2009 (the “Comment Letter”) received from the staff of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 and Scheduled 14A filed on April 3, 2009 (File No. 001-34207), the Company respectfully advises the Commission that it will respond to the Comment Letter on or about January 15, 2010.

Please contact the undersigned at (650) 843-5502 if you have any questions regarding the foregoing.

Very truly yours,

COOLEY GODWARD KRONISH LLP

By:	/s/ Glen Y. Sato
Glen Y. Sato

cc:	Jennifer Lew, Vice President, Finance, Dynavax Technologies Corporation
Nikki Pope, Esq.

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